August 23, 2024

John Garilli
Trustee
LUB Liquidating Trust
Two Liberty Square, 9th Floor
Boston MA 02109

        Re: LUB Liquidating Trust
            Form 10-K
            Filed March 22, 2024
            File No. 001-08308
Dear John Garilli:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 22, 2024
General

1. The consolidated financial statements presented in your Form 10-Ks for fiscal years ended
        December 31, 2023 and 2022 and the Form 10-KT for period ending May 31, 2022 are unaudited. In addition, you have not filed a report on Form 10-Q since the quarterly period ended March 9, 2022. Please advise us of your basis for not providing audited financial statements and accompanying audit reports and not filing reports on Form 10-Q since the noted period ended.
 August 23, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services